SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                 Schedule 13D**

                    Under the Securities Exchange Act of 1934
                               (Amendment No. 2)*

                             American Skiing Company
                                (Name of Issuer)

                     Common Stock, Par Value $.01 Per Share
                         (Title of Class of Securities)

                                    029654308
                                 (Cusip Number)

                             David K. Lakhdhir, Esq.
                    Paul, Weiss, Rifkind, Wharton & Garrison
                           1285 Avenue of the Americas
                               New York, NY 10019
                                 (212) 373-3030
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                December 10, 2000
             (Date of Event which Requires Filing of this Statement)


         If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The total number of shares of common stock, par value $.01 per share (the "Common Stock"), of American Skiing Company, a Delaware corporation (the "Issuer") reported herein is 31,686,445, which would constitute approximately 51% of the 62,155,608 shares of Common Stock that would be outstanding if all of the shares of Series B Preferred (as defined below) were converted. All ownership percentages set forth herein are based on there being 30,469,163 shares of Common Stock currently outstanding.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1.       Name of Reporting Person:

         Oak Hill Capital Partners, L.P.

2.       Check the Appropriate Box if a Member of a Group:

                                                                 (a)  /   /

                                                                 (b)  / X /
3.       SEC Use Only

4.       Source of Funds: OO

5. Check box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e):
                                                                     /    /

6.       Citizenship or Place of Organization: Delaware

                           7.       Sole Voting Power:  0

Number of
Shares
Beneficially               8.       Shared Voting Power:  0
Owned By
Each
Reporting
Person                     9.       Sole Dispositive Power: 0
With

                           10.      Shared Dispositive Power:  0

11.      Aggregate Amount Beneficially Owned by Each Reporting Person:

         27,856,610 (1)

12.      Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares:

                                                                     /    /

13.      Percent of Class Represented by Amount in Row (11): 47.8%(2)

14.      Type of Reporting Person: PN

------------------------
(1) Represents the shares of Common Stock that will be beneficially owned upon conversion of the Issuer's 8.5% Series B Convertible Participating Preferred Common Stock, par value $.01 per share (the "Series B Preferred" or "Series B Preferred Stock") calculated using the liquidation value as of October 31, 2000. On conversion, 27,434,124 shares of Common Stock will be owned directly by Oak Hill Capital Partners, L.P., through its general partner, OHCP GenPar, L.P., through OHCP GenPar, L.P.'s general partner, OHCP MGP, LLC. On conversion of the Series B Preferred owned by OHCP Ski, L.P., Oak Hill Capital Partners, L.P. will also beneficially own 422,486 shares of Common Stock owned directly by OHCP Ski, L.P., as its general partner. As described herein, Oak Hill Capital Partners, L.P. has also entered into a securities purchase agreement pursuant to which, subject to the receipt of a third party consent, it will be issued a warrant to purchase an additional 6,000,000 shares of Common Stock.

(2) Assumes that there are 58,325,773 shares of Common Stock outstanding. Percentage would be 52.6% if the warrant described in footnote (1) is issued.

1.       Name of Reporting Person:

         Oak Hill Capital Management Partners, L.P.

2.       Check the Appropriate Box if a Member of a Group:

                                                                 (a)  /   /

                                                                 (b)  / X /

3.       SEC Use Only

4.       Source of Funds: OO

5. Check box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e):
                                                                      /   /

6.       Citizenship or Place of Organization: Delaware

                           7.       Sole Voting Power: 0

Number of
Shares
Beneficially               8.       Shared Voting Power:  0
Owned By
Each
Reporting
Person                     9.       Sole Dispositive Power: 0
With


                           10.      Shared Dispositive Power:  0

11.      Aggregate Amount Beneficially Owned by Each Reporting Person:

         703,439(3)

12.      Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares:

                                                                      /   /

13.      Percent of Class Represented by Amount in Row (11): 2.3%(4)

14.      Type of Reporting Person: PN

------------------------
(3) Represents the shares of Common Stock that will be beneficially owned upon conversion of the Series B Preferred calculated using the liquidation value as of October 31, 2000. On conversion, 703,439 shares of Common Stock will be owned directly by Oak Hill Capital Management Partners, L.P., through its general partner, OHCP GenPar, L.P., through OHCP GenPar, L.P.'s general partner, OHCP MGP, LLC.

(4)     Assumes that there are 31,172,602 shares of Common Stock outstanding.

1.       Name of Reporting Person:

         OHCP GenPar, L.P.

2.       Check the Appropriate Box if a Member of a Group:

                                                                 (a)  /   /

                                                                 (b)  / X /
3.       SEC Use Only

4.       Source of Funds: OO

5. Check box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e):
                                                                      /   /

6.       Citizenship or Place of Organization: Delaware

                           7.       Sole Voting Power: 0

Number of
Shares
Beneficially               8.       Shared Voting Power:  0
Owned By
Each
Reporting
Person                     9.       Sole Dispositive Power: 0
With


                           10.      Shared Dispositive Power:  0

11.      Aggregate Amount Beneficially Owned by Each Reporting Person:

         28,560,049(5)

12.      Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares:

                                                                      /   /

13.      Percent of Class Represented by Amount in Row (11): 48.4%(6)

14.      Type of Reporting Person:  PN

------------------------
(5) Represents the shares of Common Stock that will be beneficially owned upon conversion of the Issuer's Series B Preferred. On conversion, OHCP GenPar, L.P. will beneficially own the following shares of Common Stock:
        (i) 27,434,124 shares of Common Stock of Oak Hill Capital Partners, L.P. in its capacity as general partner; (ii) 703,439 shares of Common Stock of Oak Hill Capital Management Partners, L.P. in its capacity as general partner and (iii) 422,486 shares of Common Stock of OHCP Ski, L.P., in its capacity as general partner of Oak Hill Capital Partners, L.P., which is the general partner of OHCP Ski, L.P. OHCP GenPar, L.P.'s power is exercised through its general partner, OHCP MGP, LLC.

(6)     Assumes that there are 59,029,212 shares of Common Stock outstanding.

1.       Name of Reporting Person:

         OHCP MGP, LLC

2.       Check the Appropriate Box if a Member of a Group:

                                                                 (a)  /   /

                                                                 (b)  / X /

3.       SEC Use Only

4.       Source of Funds: OO

5. Check box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e):
                                                                      /   /

6.       Citizenship or Place of Organization: Delaware

                           7.       Sole Voting Power: 0

Number of
Shares
Beneficially               8.       Shared Voting Power: 0
Owned By
Each
Reporting
Person                     9.       Sole Dispositive Power: 0
With


                           10.      Shared Dispositive Power:  0

11.      Aggregate Amount Beneficially Owned by Each Reporting Person:

         28,560,049(7)

12.      Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares:

                                                                      /   /

13.      Percent of Class Represented by Amount in Row (11): 48.4%(8)

14.      Type of Reporting Person: CO

------------------------
(7)     See footnote (5) to page relating to OHCP GenPar, L.P.

(8)     Assumes that there are 59,029,212 shares of Common Stock outstanding.

1.       Name of Reporting Person:

         Oak Hill Securities Fund, L.P.

2.       Check the Appropriate Box if a Member of a Group:

                                                                 (a)  /   /

                                                                 (b)  / X /

3.       SEC Use Only

4.       Source of Funds: OO

5. Check box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e):
                                                                      /   /

6.       Citizenship or Place of Organization: Delaware

                           7.       Sole Voting Power: 0

Number of
Shares
Beneficially               8.       Shared Voting Power:  0
Owned By
Each
Reporting
Person                     9.       Sole Dispositive Power: 0
With


                           10.      Shared Dispositive Power: 0

11.      Aggregate Amount Beneficially Owned by Each Reporting Person:

         1,563,198(9)

12.      Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares:

                                                                      /   /

13.      Percent of Class Represented by Amount in Row (11): 4.88%(10)

14.      Type of Reporting Person: PN

------------------------
(9) Represents the shares of Common Stock that will be beneficially owned upon conversion of the Issuer's Series B Preferred calculated using the liquidation value as of October 31, 2000. On conversion, 1,563,198 shares of Common Stock will be owned directly by Oak Hill Securities Fund, L.P., through its general partner, Oak Hill Securities GenPar, L.P., through Oak Hill Securities GenPar, L.P.'s general partner, Oak Hill Securities MGP, Inc.

(10)    Assumes that there are 32,032,361 shares of Common Stock outstanding.

1.       Name of Reporting Person:

         Oak Hill Securities GenPar, L.P.

2.       Check the Appropriate Box if a Member of a Group:

                                                                 (a)  /   /

                                                                 (b)  / X /

3.       SEC Use Only

4.       Source of Funds: OO

5. Check box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e):
                                                                      /   /

6.       Citizenship or Place of Organization: Delaware

                           7.       Sole Voting Power: 0

Number of
Shares
Beneficially               8.       Shared Voting Power: 0
Owned By
Each
Reporting
Person                     9.       Sole Dispositive Power: 0
With


                           10.      Shared Dispositive Power:  0

11.      Aggregate Amount Beneficially Owned by Each Reporting Person:

         1,563,198(11)

12.      Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares:

                                                                      /   /

13.      Percent of Class Represented by Amount in Row (11): 4.88%(12)

14.      Type of Reporting Person: PN

------------------------
(11) Represents the shares of Common Stock that will be beneficially owned upon conversion of the Issuer's Series B Preferred. Power is exercised in its capacity as general partner to Oak Hill Securities Fund, L.P. and through its general partner, Oak Hill Securities MGP, Inc. See also footnote (9) to page relating to Oak Hill Securities Fund, L.P.

(12)    Assumes that there are 32,032,361 shares of Common Stock outstanding.

1.       Name of Reporting Person:

         Oak Hill Securities MGP, Inc.

2.       Check the Appropriate Box if a Member of a Group:

                                                                 (c)  /   /

                                                                 (d)  / X /

3.       SEC Use Only

4.       Source of Funds: OO

5. Check box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e):
                                                                      /   /

6.       Citizenship or Place of Organization: Delaware

                           7.       Sole Voting Power: 0

Number of
Shares
Beneficially               8.       Shared Voting Power:  0
Owned By
Each
Reporting
Person                     9.       Sole Dispositive Power: 0
With


                           10.      Shared Dispositive Power:  0

11.      Aggregate Amount Beneficially Owned by Each Reporting Person:

          1,563,198(13)

12.      Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares:

                                                                      /   /

13.      Percent of Class Represented by Amount in Row (11): 4.88%(14)

14.      Type of Reporting Person: CO

------------------------
(13)     See footnote (5) to page relating to OHCP GenPar, L.P.

(14)     Assumes that there are 32,032,361 shares of Common Stock outstanding.

1.       Name of Reporting Person:

         Oak Hill Securities Fund II, L.P.

2.       Check the Appropriate Box if a Member of a Group:

                                                                 (e)  /   /

                                                                 (f)  / X /

3.       SEC Use Only

4.       Source of Funds: OO

5. Check box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e):
                                                                      /   /

6.       Citizenship or Place of Organization: Delaware

                           7.       Sole Voting Power: 0

Number of
Shares
Beneficially               8.       Shared Voting Power:  0
Owned By
Each
Reporting
Person                     9.       Sole Dispositive Power: 0
With


                           10.      Shared Dispositive Power: 0

11.      Aggregate Amount Beneficially Owned by Each Reporting Person:

         1,563,198(15)

12.      Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares:

                                                                      /   /

13.      Percent of Class Represented by Amount in Row (11): 4.88%(16)

14.      Type of Reporting Person: PN

------------------------
(15) Represents the shares of Common Stock that will be beneficially owned upon conversion of the Issuer's Series B Preferred calculated using the liquidation value as of October 31, 2000. On conversion, 1,563,198 shares of Common Stock will be owned directly by Oak Hill Securities Fund II, L.P., through its general partner, Oak Hill Securities GenPar II, L.P., through Oak Hill Securities GenPar II, L.P.'s general partner, Oak Hill Securities MGP II, Inc.

(16)    Assumes that there are 32,032,361 shares of Common Stock outstanding.

1.       Name of Reporting Person:

         Oak Hill Securities GenPar II, L.P.

2.       Check the Appropriate Box if a Member of a Group:

                                                                 (g)  /   /

                                                                 (h)  / X /

3.       SEC Use Only

4.       Source of Funds: OO

5. Check box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e):
                                                                      /   /

6.       Citizenship or Place of Organization: Delaware

                           7.       Sole Voting Power: 0

Number of
Shares
Beneficially               8.       Shared Voting Power:  0
Owned By
Each
Reporting
Person                     9.       Sole Dispositive Power: 0
With


                           10.      Shared Dispositive Power: 0

11.      Aggregate Amount Beneficially Owned by Each Reporting Person:

         1,563,198(17)

12.      Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares:

                                                                      /   /

13.      Percent of Class Represented by Amount in Row (11): 4.88%(18)

14.      Type of Reporting Person: PN

------------------------
(17) Power is exercised in its capacity as general partner to Oak Hill Securities Fund II, L.P. and through its general partner, Oak Hill Securities MGP II, Inc. See also footnote (15) to page relating to Oak Hill Securities Fund II, L.P.

(18)    Assumes that there are 32,032,361 shares of Common Stock outstanding.

1.       Name of Reporting Person:

         Oak Hill Securities MGP II, Inc.

2.       Check the Appropriate Box if a Member of a Group:

                                                                 (i)  /   /

                                                                 (j)  / X /

3.       SEC Use Only

4.       Source of Funds: OO

5. Check box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e):
                                                                      /   /

6.       Citizenship or Place of Organization: Delaware

                           7.       Sole Voting Power: 0

Number of
Shares
Beneficially               8.       Shared Voting Power:  0
Owned By
Each
Reporting
Person                     9.       Sole Dispositive Power: 0
With


                           10.      Shared Dispositive Power:  0

11.      Aggregate Amount Beneficially Owned by Each Reporting Person:

         1,563,198(19)

12.      Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares:

                                                                      /   /

13.      Percent of Class Represented by Amount in Row (11): 4.88%(20)

14.      Type of Reporting Person: CO

------------------------
(19)     See footnote (17) to page relating to Oak Hill Securities GenPar II,
         L.P.

(20)     Assumes that there are 32,032,361 shares of Common Stock outstanding.

1.       Name of Reporting Person:

         OHCP Ski, L.P.

2.       Check the Appropriate Box if a Member of a Group:

                                                                 (k)  /   /

                                                                 (l)  / X /

3.       SEC Use Only

4.       Source of Funds: OO

5. Check box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e):
                                                                      /   /

6.       Citizenship or Place of Organization: Delaware

                           7.       Sole Voting Power: 0

Number of
Shares
Beneficially               8.       Shared Voting Power:  0
Owned By
Each
Reporting
Person                     9.       Sole Dispositive Power: 0
With


                           10.      Shared Dispositive Power:  0

11.      Aggregate Amount Beneficially Owned by Each Reporting Person:

         422,486(21)

12.      Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares:

                                                                      /   /

13.      Percent of Class Represented by Amount in Row (11): 1.37%(22)

14.      Type of Reporting Person: CO

------------------------
(21) Represents the shares of Common Stock that will be beneficially owned upon conversion of the Series B Preferred calculated using the liquidation value as of October 31, 2000. On conversion, OHCP Ski, L.P. will directly own 422,486 shares of Common Stock. Oak Hill Capital Partners, L.P. will also beneficially own 422,486 shares of Common Stock owned directly by OHCP Ski, L.P., as its general partner.

(22)    Assumes that there are 30,891,649 shares of Common Stock outstanding.

The Reporting Persons (as defined below) hereby amend the report on Schedule 13D filed by the Reporting Persons on October 18, 1999 and Amendment No. 1 to the
Schedule 13D filed by the Reporting Persons on August 3, 2000 (the "Schedule 13D"), in respect of the Common Stock of the Issuer. Oak Hill Capital Partners, L.P., a Delaware limited partnership ("OHCP"), Oak Hill Capital Management Partners, L.P., a Delaware limited partnership, OHCP GenPar, L.P., a Delaware limited partnership, OHCP MGP, LLC, a Delaware limited liability company, Oak Hill Securities Fund, L.P., a Delaware limited partnership, Oak Hill Securities GenPar, L.P., a Delaware limited partnership, Oak Hill Securities MGP, Inc., a Delaware corporation, Oak Hill Securities Fund II, L.P., a Delaware limited partnership, Oak Hill Securities GenPar II, L.P., a Delaware limited partnership, Oak Hill Securities MGP II, Inc., a Delaware corporation, and OHCP Ski L.P., a Delaware limited partnership, are sometimes hereinafter collectively referred to as the "Reporting Persons." The Reporting Persons are making this single, joint filing because they may be deemed to constitute a "group" within the meaning of Section 13(d)(3) of the Securities Exchange Act of 1934, although neither the fact of this filing nor anything contained herein shall be deemed to be an admission by the Reporting Persons that a group exists.

Item 1.  Security and Issuer.

         Unchanged.

Item 2.  Identity and Background.

         Unchanged.

Item 3.  Source and Amount of Funds or Other Consideration.

         Unchanged.

Item 4.  Purpose of Transaction.

The Issuer entered into an Agreement and Plan of Merger (the "Merger Agreement") dated December 8, 2000 by and among the Issuer, ASC Merger Sub, Inc., a Delaware corporation and wholly-owned subsidiary of Issuer ("ASC Merger Sub"), and MeriStar Hotels & Resorts, Inc., a Delaware corporation ("MeriStar"), providing, among other things, for the merger (the "Merger") of ASC Merger Sub with and into MeriStar. Upon the Merger (if consummated) MeriStar will become a wholly-owned subsidiary of the Issuer. In the Merger, among other things, each outstanding share of MeriStar common stock and the associated right to purchase shares of MeriStar's Series A junior participating preferred stock, will be converted into the right to receive 1.88 shares of the Issuer's Common Stock. In addition, a new Board of Directors of the Issuer will be elected, and the Certificate of Incorporation and Bylaws of the Issuer will be amended and restated. The Merger is subject to the approval of the Merger Agreement by (i) the holders of a majority of the outstanding shares of MeriStar's outstanding common stock (ii) the majority of the votes cast by holders of MeriStar's common stock other than those cast by shareholders who are parties to the MeriStar Voting Agreement and
(iii) the holders of a majority of the outstanding shares of the Issuer's Common Stock on an as-converted basis. In addition, an affirmative vote of the holders of a majority of the Issuer's Series A Preferred Stock (as defined below), voting as a single class, and holders of a majority of the Issuer's Series B Preferred Stock, voting as a single class, must approve the recapitalization contemplated by the Merger Agreement and the proposal to amend and restate the Certificate of Incorporation and Bylaws of the Issuer. The Merger is subject to the approvals described above, any required regulatory approvals, and the satisfaction or waiver of certain other conditions as more fully described in the Merger Agreement.

Pursuant to a Voting and Recapitalization Agreement (the "ASC Voting and Recapitalization Agreement"), dated as of December 8, 2000, among the Issuer, MeriStar and the principal stockholders of the Issuer, the principal stockholders of the Issuer have agreed to vote all of the shares of the Issuer's capital stock beneficially owned by them or subsequently acquired by them in favor of the proposals necessary to approve the Merger and the Merger Agreement. The ASC Voting and Recapitalization Agreement also deals with the recapitalization of the Issuer (described below), which is to occur immediately prior to the Merger. Pursuant to a Voting Agreement (the "MeriStar Voting Agreement"), dated as of December 8, 2000, among the Issuer, MeriStar and the principal stockholders of MeriStar, the principal stockholders of MeriStar have agreed to vote their shares of MeriStar common stock in favor of the Merger and the Merger Agreement. Both agreements contain restrictions on the ability of the stockholders to transfer their stock.

As provided in the ASC Voting and Recapitalization Agreement, immediately prior to the Merger (and as a condition to its consummation), the Issuer will undergo a recapitalization (the "Recapitalization") whereby (1) Mr. Leslie Otten, the Issuer's Chairman and Chief Executive Officer and the holder of all 14,760,530 shares of the Issuer's Class A common stock, will convert each share of his Class A common stock into one share of Issuer Common Stock (2) the holders of the Issuer's 10.5% Series A preferred stock ("Series A Preferred Stock") will convert their shares of Series A Preferred Stock into (a) a number of shares of a new Series of Issuer 14% preferred stock equal to the aggregate liquidation preference for all the shares of Series A Preferred Stock plus accrued and unpaid dividends on the Series A Preferred Stock determined as of the closing date of the Merger and (b) a number of shares of Issuer Common Stock equal to 20.7% of the liquidation preference of the new 14% preferred stock divided by $2.22 (3) the Reporting Persons will convert their shares of Series B Preferred Stock into a total of 74,934,159 shares of Issuer Common Stock (4) an aggregate principal amount of $13.0 million of loans from OHCP to Issuer's resort development subsidiary, together with interest on that loan accrued through October 31, 2000, will be repaid in the form of Issuer Common Stock at the rate of $2.22 per share, resulting in the issuance of approximately 5,850,968 shares of Issuer Common Stock.

The Merger Agreement provides that it is also a condition to MeriStar's obligation to consummate the Merger that a warrant to purchase 6,000,000 shares of Issuer Common Stock at an exercise price of $2.50 per share (the "Warrant"), which was to be issued to OHCP under the securities purchase agreement among OHCP, the Issuer and American Skiing Company Resort Properties, Inc., a Maine corporation and wholly owned subsidiary of the Issuer ("ASCRP"), dated as of July 31, 2000, as amended (the "Securities Purchase

Agreement"), be issued. Pursuant to the Securities Purchase Agreement, the Issuer agreed either to issue the Warrant to OHCP, subject to receipt of a required waiver, or to issue to OHCP common stock in ASCRP, representing approximately 15% of the voting interest in ASCRP. The purchase price for the Warrant or such ASCRP stock, which has already been paid, was $2.0 million. Due to the fact that the required waiver has not yet been received, the Warrant has not yet been issued. The Securities Purchase Agreement has been amended in order to postpone the date that the shares of ASCRP would be required to be issued in lieu of the Warrant in order to provide more time to obtain the required waiver. The parties to the Securities Purchase Agreement have further amended that agreement to postpone the date of issuance of the Warrant to purchase Common Stock of the Issuer, or the issuance of Common Stock of ASCRP, as applicable, in order to reflect that the Merger Agreement contemplates issuance of the Warrant immediately prior to the Merger.

Except as set forth in this Item 4, the Reporting Persons have no present plans or proposals that relate to or that would result in any of the actions specified in clauses (a) through (j) of Item 4 of Schedule 13D of the Act.

Item 5.  Interest in Securities of the Issuer.

(a) As of the date hereof, (i) OHCP beneficially owns 27,856,610 shares of the Common Stock or 47.8% of the issued and outstanding shares of the Common Stock;
(ii) Oak Hill Capital Management Partners, L.P. beneficially owns 703,439 shares of the Common Stock or 2.3% of the issued and outstanding shares of the Common Stock; (iii) OHCP GenPar, L.P. beneficially owns 28,560,049 shares of the Common Stock or 48.4% of the issued and outstanding shares of the Common Stock; (iv) OHCP MGP, LLC beneficially owns 28,560,049 shares of the Common Stock or 48.4% of the issued and outstanding shares of the Common Stock; (v) Oak Hill Securities Fund, L.P. beneficially owns 1,563,198 shares of the Common Stock or 4.88% of the issued and outstanding shares of the Common Stock; (vi) Oak Hill Securities GenPar, L.P. beneficially owns 1,563,198 shares of the Common Stock or 4.88% of the issued and outstanding shares of the Common Stock; (vii) Oak Hill Securities MGP, Inc. beneficially owns 1,563,198 shares of the Common Stock or 4.88% of the issued and outstanding shares of the Common Stock; (viii) Oak Hill Securities Fund II, L.P. beneficially owns 1,563,198 shares of the Common Stock or 4.88% of the issued and outstanding shares of the Common Stock; (ix) Oak Hill Securities GenPar II, L.P. beneficially owns 1,563,198 shares of the Common Stock or 4.88% of the issued and outstanding shares of the Common Stock;
(x) Oak Hill Securities MGP II, Inc. beneficially owns 1,563,198 shares of the Common Stock or 4.88% of the issued and outstanding shares of the Common Stock and (xi) OHCP Ski, L.P. beneficially owns 422,486 shares of the Common Stock or 1.37% of the issued and outstanding shares of the Common Stock.

OHCP currently owns 3,545,455 shares of common stock of MeriStar, Oak Hill Capital Management Partners, L.P. currently owns 90,909 shares of common stock of MeriStar, FW Hospitality, L.P. currently owns 764,067 shares of common stock of MeriStar, Arbor REIT, L.P. currently owns 764,067 shares of common stock of MeriStar and MHX Investors, L.P. currently owns 764,066 shares of common stock of MeriStar. Upon consummation of the Merger, each share of MeriStar common stock, together with the associated preferred stock purchase right, will be converted into the right to receive 1.88 shares of Common Stock of the Issuer.

Assuming the Recapitalization is consummated (which is subject to shareholder approval) and the Warrant is issued (which is subject to receipt of lender consent), immediately after the Merger, the Reporting Persons will collectively beneficially own 93,621,491 shares of the Common Stock. Assuming the total outstanding Common Stock of the Issuer is 195,991,776, the Reporting Persons will collectively beneficially own 47.8% of the outstanding Common Stock and have the ability to nominate four of the eleven directors on the Issuer's initial Board of Directors at the Issuer's special meeting of stockholders that will be called to consider the Merger and the related proposals. The Board of Directors of the Issuer will have three classes of directors. The terms of each class of directors expire on the date of the Issuer's annual meeting of stockholders on 2001, 2002 and 2003. Replacements for the directors whose terms are expiring will be elected by a vote of the stockholders of the Issuer.

         (b)-(e)

         Unchanged.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

As a condition and inducement for MeriStar to enter into the Merger Agreement, the principal shareholders of the Issuer, including OHCP, Oak Hill Capital Management Partners, L.P., Oak Hill Securities Fund, L.P., Oak Hill Securities Fund II, L.P. and OHCP Ski, L.P. and various other shareholders (collectively, the "Shareholders") have entered into the ASC Voting and Recapitalization Agreement, agreeing thereunder to vote their shares of Class A common stock, Series A Preferred Stock and Series B Preferred Stock in favor of the Merger and the transactions contemplated by the Merger Agreement and the ASC Voting and Recapitalization Agreement, including those requiring a class vote by holders of the Series A Preferred Stock and Series B Preferred Stock. In addition, pursuant to the ASC Voting and Recapitalization Agreement, the Shareholders have agreed to vote against (a) any proposal or action that would reasonably be expected to result in a breach of any covenant, representation or warranty of the Issuer set forth in the Merger Agreement or (b) proposal or action that is intended or would reasonably be expected to impede, interfere with, delay or materially and adversely affect the Merger or any of the other transactions contemplated by the Merger Agreement or the ASC Voting and Recapitalization Agreement.

The principal shareholders of MeriStar have also agreed to vote in favor of the Merger and the other transactions contemplated by the Merger Agreement pursuant to the MeriStar Voting Agreement.

The MeriStar Voting Agreement terminates upon the earliest to occur of (1) completion of the Merger, (2) termination of the Merger Agreement and (3) the consent of parties to the MeriStar Voting Agreement. The ASC Voting and Recapitalization Agreement terminates upon the earliest to occur of (1) completion of the Merger, (2) termination of the Merger Agreement, (3) the consent of parties to the MeriStar Voting Agreement and (4) June 30, 2001. The name of each Shareholder and MeriStar Shareholder and the number of outstanding shares of common stock held by each Shareholder and MeriStar Shareholder of the Issuer and MeriStar, respectively, are set forth in the annexes to the ASC Voting and Recapitalization Agreement and MeriStar Voting Agreement, respectively, which are incorporated herein by reference. The purpose of the Voting Agreements is to facilitate consummation of the Merger.

References to, and descriptions of, the ASC Voting and Recapitalization Agreement and the MeriStar Voting Agreement (together, the "Voting Agreements") and the Merger Agreement, as set forth above in Items 4 and 6, are qualified in their entirety by reference to the copies of the Merger Agreement and the Voting Agreements, included as Exhibits 10.1, 10.2 and 10.3 to this Schedule 13D, and are incorporated in Items 4 and 6 in their entirety where such references and descriptions appear.

Item 7.  Material to be Filed as Exhibits.

         Exhibit 10.1 -- Agreement and Plan of Merger among MeriStar Hotels & Resorts, Inc., American Skiing Company and ASC Merger Sub, Inc., dated as of December 8, 2000

         Exhibit 10.2 -- Voting and Recapitalization Agreement among MeriStar Hotels & Resorts, Inc., American Skiing Company, Oak Hill Capital Partners, L.P., Oak Hill Capital Management Partners, L.P., Oak Hill Securities Fund, L.P., Oak Hill Securities Fund II, L.P., OHCP Ski, L.P., Madeleine LLC, Leslie B. Otten and the Albert Otten Trust f/b/o Mildred Otten, dated as of December 8, 2000.

         Exhibit 10.3 -- Voting Agreement among MeriStar Hotels & Resorts, Inc., American Skiing Company, Oak Hill Capital Partners, L.P., Oak Hill Capital Management Partners, L.P., FW Hospitality, L.P., Arbor Reit, L.P. and MHX Investors, L.P., dated as of December 8, 2000.

             After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

             DATED: December 13, 2000


                                          OAK HILL CAPITAL PARTNERS, L.P.

                                          By: OHCP GenPar, L.P.,
                                              its general partner

                                          By: OHCP MGP, LLC,
                                              its general partner

                                          By: /s/ John R. Monsky
                                             -------------------------------
                                          Name:  John R. Monsky
                                          Title: Vice President

                                          OAK HILL CAPITAL MANAGEMENT
                                          PARTNERS, L.P.

                                          By: OHCP GenPar, L.P.,
                                              its general partner

                                          By: OHCP MGP, LLC,
                                              its general partner

                                          By:  /s/ John R. Monsky
                                             -------------------------------
                                          Name:  John R. Monsky
                                          Title: Vice President

                                          OHCP GENPAR, L.P.

                                          By: OHCP MGP, LLC,
                                              its general partner

                                          By:  /s/ John R. Monsky
                                             -------------------------------
                                          Name:  John R. Monsky
                                          Title: Vice President

                                          OHCP MGP, LLC

                                          By:  /s/ John R. Monsky
                                             -------------------------------
                                          Name:  John R. Monsky
                                          Title: Vice President

                                          OAK HILL SECURITIES FUND, L.P.

                                          By: Oak Hill Securities GenPar, L.P.,
                                                its general partner

                                          By: Oak Hill Securities MGP, Inc.,
                                              its general partner

                                          By:  /s/ John R. Monsky
                                             -------------------------------
                                          Name:  John R. Monsky
                                          Title: Vice President

                                          OAK HILL SECURITIES GENPAR, L.P.

                                          By: Oak Hill Securities MGP, Inc.,
                                              its general partner

                                          By:  /s/ John R. Monsky
                                             -------------------------------
                                          Name:  John R. Monsky
                                          Title: Vice President

                                          OAK HILL SECURITIES MGP, INC.

                                          By:  /s/ John R. Monsky
                                             -------------------------------
                                          Name:  John R. Monsky
                                          Title: Vice President

                                          OAK HILL SECURITIES FUND II,
                                          L.P.

                                          By: Oak Hill Securities GenPar II,
                                              L.P., its general partner

                                          By: Oak Hill Securities MGP II, Inc.,
                                              its general partner

                                          By:  /s/ William H. Bohnsack, Jr.
                                             -------------------------------
                                          Name:  William H. Bohnsack, Jr.
                                          Title: Vice President

                                          OAK HILL SECURITIES GENPAR II, L.P.

                                          By: Oak Hill Securities MGP II, Inc.,
                                              its general partner

                                          By:  /s/ William H. Bohnsack, Jr.
                                             -------------------------------
                                          Name:  William H. Bohnsack, Jr.
                                          Title: Vice President

                                          OAK HILL SECURITIES MGP II, INC.

                                          By:  /s/ William H. Bohnsack, Jr.
                                             -------------------------------
                                          Name:  William H. Bohnsack, Jr.
                                          Title: Vice President


                                          OHCP SKI, L.P.

                                          By: Oak Hill Capital Partners, L.P.,
                                              its general partner

                                          By: OHCP GenPar, L.P.,
                                              its general partner

                                          By: OHCP MGP, LLC,
                                              its general partner

                                          By:  /s/ John R. Monsky
                                             -------------------------------
                                          Name:  John R. Monsky
                                          Title: Vice President